Knight of Abyss Studios Inc



DETAILS ⌄

Dear investors,

This past year has been one of growth, challenges, and clarity. Like many journeys worth taking, it didn't move in a straight line. There were unexpected delays, difficult decisions, and moments that tested both resilience and vision. But through it all, progress continued sometimes visible, sometimes happening quietly behind the scenes.

I spent much of the year refining our strategy, strengthening the company's foundations, and ensuring that what we're building is not only ambitious but sustainable. There were valuable lessons learned about timing, partnerships, and execution, and each obstacle ultimately sharpened our focus rather than diminishing it.

That work has now positioned us for a major milestone. We are currently in the final stages of closing a deal with a major streaming platform, which would mark a significant step forward for the Knight of Abyss project. While there are still a few remaining steps to complete before anything is finalized, the progress made over the past year has brought us closer than ever to securing a distribution partner.

As we move through these final stages, the focus remains on ensuring the project is positioned for long-term success both creatively and commercially.

We need your help!

There are several meaningful ways investors can support the growth of Knight of Abyss:

Spread the Word – Share KOA with your network, especially with anyone connected to entertainment, animation, gaming, or media. Strategic introductions can significantly accelerate opportunities.Engage with the Brand – Follow, like, and share our content across social platforms. Continued engagement helps expand our audience and strengthens our position in negotiations.Support Product Launches – Participate in our collector statue and merchandise drops, which directly contribute to revenue and demonstrate market demand.

Sincerely,

Quintin Dorsey
CEO

How did we do this year?

REPORT CARD



☺ The Good

Strategic Refinement & Focus.

Stronger Foundation & Infrastructure

Key Relationships & Progress Milestone

☹ The Bad

Slower-Than-Expected Timelines Certain milestones

Market & Partnership Uncertainty

Resource & Execution Constraint

2025 At a Glance

January 1 to December 31



$0



-$76,984

Revenue



$0
Short Term Debt

Net Loss

$131,627
Raised in 2025



$8,000
Cash on Hand
As of 04/ 1/26

INCOME   BALANCE   NARRATIVE





● Revenues   ● Profit

$0 $0

-$39,875

-$76,984

2024   2025

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -1,571%   Earnings per Share: -$0.01

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Knight_of_Abyss_2023_2-22-24_Added_Notes.pdf

📄 Knight_of_Abyss_Studios_Inc_2024_GAAP_Financial_Statements.pdf

📄 Knight_of_Abyss_Studios_Inc_2025_Complete_GAAP_Financial_Package.pdf

We ❤️ Our 361 Investors

Thank You For Believing In Us

Wicksell Metellus	Bianca Welsh	Isaac Rhodes	D C	Khnum Ra	Anthony Lee
Ronald Christian Jr	Roccy Leonne	Louis Harvey	Nathaniel Adams Jr	Antonio Molina	David Taylor
Trevin Snow	Jonathan Wall	Terrell Miles	Kristopher James	Cassandra J	Steve Agnant
Jordan Johnson	Christopher Bardell	James Sykes WD4TEA	Black Sun Series	Barnabas WannaBe	Michael Morales
William Brummell III	Cornelius Little	L Louis	Joshua Horne	Johnathan Hopper	El HO
Isaac Onwuegbusi	Niccole Stone	Jennifer P	Claudine Pierre-Louis	Saimon Silva	Allen Richardson-…
Syron Purdie	Jennifer Tran	La Shay Rivers	Chanalee Stewart	Raynold Owusu	Candace Davis
Noel Higgs	Jessica Henderson	Jahaun Garrison	Luke Ferguson	Storm Palmer	Efosa Amafidon
Jimmy Wilson	David Revill	Rheshawnique…	Kweku Ocran	Jarel G	Marcelo Grant
Homer Hanna	Dejah Webster	Cheryl Adams	Tonya Hughley	Jeffrey Collins	Sarah Elisabeth
Timothy McCallum	Sharmika Ferguson	Gregory Marshall	Drew Doallas-Baxter	Rellish Smith	Ismael Naranjo
Niek Van Kessel	Robert Bruce…	Jules Francois	Adelene BERTHA	Kahlil Webster	Hunter Fulton
Ollawatti Knight	Rasheim Smith	Terron Davis	Wallace Chunga	Amanda Walston	VI Allen
Layton Martin	Eddy Alfred	Synthia Hubbard	Deron Campbell	Cameron Ballentine	Jacqi Lynn
Sean Sheppheard	Prakash Bhambhani	George Harris	Joseph Gbadamosi	Devin Reyes DeBurgo	Jarrett C
Keenan Hubbard	Jabbaar Tobios	Adrian Montgomery	Sir Range	Sasha Williams	Brooke McDuffie
Cathy M Pendleton	Michael Fairley	Reece Campbell	Briana W	Khaarma San	Michael Lunsford
Malik Schumake	Phillip Mitchell	Corey Meshack	Lois Gokals	Angela Miles	Kristen Darrell
Christophe Arteaga	Eric Wilkins	Kelsey Symone	Paris Sama	Corlis Watkins	Jerome Burley
Money Meech	Jaicey Bledsoe	Mark Alvarez	Extra Ordinary Tips	Marama Reichart	Kenneth D. Thomas
Askari Brown	Alexandria Scurlock	Michae Ashe Sherman	Robert Downing	Antario Scruggs	Natasha Ball
Immanuel Gamble	Alearra Davis	Jacob Collazo	Bariq Fluellen	Erhuvwu Odjegba	Thimisha Stephens
Savannah Mathis	Tashia Mustafa	Mo895 Aljbri	Allen Bowser	Charles Banks, III	Patrick Hall
Afia Amfo	Willy DaBeast	Jene' Fahie	Arthur De Vore III	Halzen Haughton	Lauren King
Rose Cruz	Shaun Cofield	Jaleah Bernard	Joseph Gourgue	Danyell Morgan	Rashun Terrell
Felton Robinson	Joshua Thomas	Larae Terrence Foster	Ericka Gray	Adrion Hart	Christian Perez
Mandzomana Iboune	LeWard Johnson	Valoria Robinson	Nicholas Allen	Nathaniel White	Denise Hardeman
Carlos Martinez	Santik Hogan	M Malachi	Chris King	Tiffaneyi Adkins	Candice Chang
Djoynelle Rodgers	Rayon Bartley	Lex Brown	Jiovanni Brezault	Davon King	Kevin Bradford
Charlene White	Michael M Jackson	Bradley Njoku	Brandon Bonanno	Marrio Williams	M F
Joanna Marfleet	Zevveron Roberson	Ralph Jean Francois	Ryan Johnson	Christopher…	Erin Marquise Watson
Tayler Bishop	Eric Rosario	Ralph Clarett II	David Irvin	Derwin Malone II	Mark V Osborne
Tamekia McNair	Ar Raheem…	Arachene Edouard	Michael Seaton	Rodney Masarirambi	KJ Wray
John Morgan	Allen Mccottrell	Joseph Reese	Ali Abboud	Terry Sadler	Justin Dorsey

Angelica Beja	Sabbeth Godbout	Ashli Edwards	Andrew Sutton	Shevaughn Holness	Janu Sung
Cameron Wallace	Zoie Dennison	Jarcia Johnson	Brenda M	Uryan Espinoza	Tabatha Miranda
Mark Moss	Oluwatobi...	Donald Walls Jr	Nicholas Constantinou	Jasmin McNeil	Ike Harvey
Natasha Carter	Clayton Duncan	Di Lexxus Mathis	Antoine Powell	Bhria Daniels	Kenny Garcia Rosario
Angela Freeman	Dorka Mena-Baldwin	Randall Phyall	Joseph Gbadamosi	Cheverton L Thomas	Bernard Fowlplay...
Tamara Beard	Quaysha Baucum	Tiandre Sterling	Sumayyah Muhammad	Queue Davis	Anthony Brown
Amya Thomas	Micel Barrett	Charles Rowe II	Curtis Roberson	Joshua Pettis	Brian Tobias
Victor Evans	Jamila Cato	Porsha Collins	James Peebles	Uchenna Kpaduwa	Eboni Bates
Jack White	Tyrone Hall	Glennetta Johnson	Aristo Salvador	Nkiru Agomuoh	Jazzette Bailey
Kaci Myers	Ishmael Brown	Michael Jacquari...	Andy Orozco	Dejion Williams	Nwa Union
Ra Sheena Lee	Sophia Taylor	Keith Cowell	Haasahn Peyton	Noah Roberts	Malachi Ireland-...
Francine Anderson	Jazzmin Wilson	Itashi Nooks	Bruce Gamble	Michael Gillespie	Cara James
Christian Morgan	Marcus Hawkins	Kimorri Lobe	Me Me Gee	Sabrina Johnson	Joseph Wideman
Jared Jordan	Kea Priester	Madelyn Cruz	B Jordan	Abdulla Alebri	Hey Ms. Parker
Dajuan Cooper	Vanduncan Johnson-...	Lucas Feitosa	Naja Hart	Dr. Rashawn Ray	Adrian S
Gabrieana Miller	Julia Jackson	Robert Maxwell	Byron Smith	Whitney Payne	Uwem Ima...
Beatrice Davis	Michael Gordon	Jon Slice	Chiedozie Osondu	Raeshunn Schultz	Sydnei M
Kiandre Wright	Jamie Tucker	London Kent	Lauren Lott	Hollyn Fisher	Rheanna Henson
Jasmine Codrington	Andre Williams	Jermaine Watkins	Brianna Hutson	Marc Glave	Tanesha Lisi
Andrew Wilson	Rosalinda Mancillas	M Savage	Esau Leiva Orozco	Maiyah Majesty	James Tyler
Eric Collette	Adama E	Liyah Warren	Soraya Joseph	Gilbert L Taylor Jr	Roger Bracy...
Miya Biggins	Cliff Goncalo	Eugene Renner	Keante Hendricks	Kederick T'challa...	Dlorah Conover
Carlos Mann	Keinet WILLIAMS	Julia Randle	Afton Franklin		

Thank You!

From the Knight of Abyss Studios Inc Team



Quintin Dorsey

CEO

Quintin Dorsey is a literary force whose stories have captivated readers worldwide with a profound gift for storytelling and a remarkable ability to evoke...



Jacob Noble

Art Director

Jacob Noble is a visionary artist whose creations transcend the boundaries of conventional art. With a boundless imagination...

Details

The Board of Directors

Director	Occupation	Joined
Quintin Dorsey	CEO @ GAO	2023

Officers

Officer	Title	Joined
Quintin Dorsey	CEO	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Quintin Dorsey	11,000,000 Class A & B	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2025	$131,627		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
A	7,000,000	7,000,000	Yes
B	4,000,000	4,000,000	No

Warrants: 0
Options: 0

Form C Risks:

Market Risks: The entertainment industry is subject to changes in consumer preferences and technological advances, which may lead to decreased demand for the Company's content or render its distribution methods obsolete.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Financial Risks: The Company's financial performance is subject to various risks, including fluctuations in revenues, changes in operating costs, foreign exchange rate fluctuations, interest rate fluctuations, and the availability of financing. These risks may affect the Company's profitability and liquidity.

Dependence on Third-Party Partners: The Company relies on third-party partners for the development, production, and distribution of its content. The failure of these third-party partners to perform their obligations may result in delays, cost overruns, or lower-quality content.

Competition: The entertainment industry is highly competitive, and the Company faces competition from established and emerging companies that create and distribute similar content. Increased competition may negatively impact the Company's market share and financial performance

There may not be funding for productions that would help bring the company to explosive growth, causing growth to stagnate for a period of time.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Knight of Abyss Studios Inc.

Delaware Corporation
Organized June 2023
1 employees
332 Daleview Dr

glen Burnie MD 21060 https://knight-of-abyss.myshopify.com

Business Description

Refer to the Knight of Abyss Studios Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Knight of Abyss Studios Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ∨